SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                    AMENDMENT NO. 3
                          to
                     SCHEDULE 13D
       Under the Securities Exchange Act of 1934

               PAUL HARRIS STORES, INC.
                   (Name of Issuer)

              Common Stock, No Par Value
            (Title of Class of Securities)

                       70355510
                    (CUSIP Number)

Gregg T. Summerville     Mark B. Barnes
P.O. Box 1729            Leagre & Barnes
621 Washington Street    9100 Keystone Crossing, Ste. 800
Columbus, IN 47201-1729  Indianapolis, IN 46240
(812) 376-9444           (317) 843-1655
     (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                     May 10, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2             SCHEDULE 13D

CUSIP No. 70355510                     Page 2 of 9 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Kirr, Marbach & Company, LLC

2    Check the Appropriate Box if a Member
       of a Group                                (a) [X]
                                                (b) [ ]

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)[ ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                      7   Sole Voting Power
SHARES
BENEFICIALLY                       0
OWNED BY
EACH                           8   Shared Voting Power
REPORTING
PERSON WITH                        440,000

                               9   Sole Dispositive Power

                                   0

                              10   Shared Dispositive
                                    Power

                                   440,000

11   Aggregate Amount Beneficially Owned by Each
      Reporting Person

     440,000

12   Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                              [ ]

13   Percent of Class Represented by Amount in Row (11)
     6.3%

14   Type of Reporting Person*

     IA
       3             SCHEDULE 13D

CUSIP No. 70355510                     Page 3 of 9 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David M. Kirr

2    Check the Appropriate Box if a Member
      of a Group                             (a) [X]
                                             (b) [ ]

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)[ ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                      7   Sole Voting Power
SHARES
BENEFICIALLY                       0
OWNED BY
EACH                           8   Shared Voting Power
REPORTING
PERSON WITH                        440,000

                               9   Sole Dispositive Power

                                   0

                              10   Shared Dispositive
                                    Power

                                   440,000

11   Aggregate Amount Beneficially Owned by Each
      Reporting Person
     440,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                              [ ]

13   Percent of Class Represented by Amount in Row (11)

     6.3%

14   Type of Reporting Person*

     IN

                     SCHEDULE 13D

CUSIP No. 70355510                      Page 4 of 9 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gregg T. Summerville

2    Check the Appropriate Box if a Member
      of a Group                               (a) [X]
                                               (b) [ ]
3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)[ ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                      7   Sole Voting Power
SHARES
BENEFICIALLY                       0
OWNED BY
EACH                           8   Shared Voting Power
REPORTING
PERSON WITH                        440,000

                               9   Sole Dispositive Power

                                   0

                              10   Shared Dispositive
                                    Power

                                   440,000

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     440,000

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                                 [ ]

13   Percent of Class Represented by Amount in Row (11)

     6.3%

14   Type of Reporting Person*

     IN

Item 4.  Purpose of Transaction.


     This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons solely to report a material decrease in the percentage of the Issuer's Common Stock that is beneficially owned by the Reporting Persons arising from the sale of an aggregate of 100,000 shares of the Issuer's Common Stock in market transactions from May 7 through May 10, 1996. The sales of shares described by this Amendment No. 3 have been made for accounts managed by KM&Co.

     The Reporting Persons may from time to time cause investment accounts advised by KM&Co. to purchase and/or sell the Issuer's Common Stock in market or other transactions, depending upon market conditions; changes or perceived changes in the Issuer's financial condition, results of operations or future prospects; the availability of funds in portfolios managed by the Reporting Persons; the liquidity needs of investment portfolios managed by KM&Co.; and other factors. Other than the possibility of such future purchases and/or sales, none of the Reporting Persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management or the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
     e.   Any material change in the present
          capitalization or dividend policy of the Issuer;
     f. Any other material change in the Issuer's business or corporate structure;
     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     j. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     a.   The Group's beneficial ownership of the
          Issuer's Common Stock as of the date of this Statement is set forth in the table below.
          The percentages are based on the number of shares of Common Stock outstanding
          (10,023,949) as reported by the Issuer in its most recently available filing, minus the number of shares (2,850,912) designated by the Issuer as "non-voting."

                                      Percentage of
                                     Outstanding Common
                                     Stock (Other Than
Name of Reporting   Number of Shares   Non-Voting Common
     Person      Beneficially Owned       Stock)
Kirr, Marbach &
 Company, LLC       440,000                6.3%
David M. Kirr       440,000*               6.3%
Gregg T.
 Summerville        440,000*               6.3%

     *The beneficial ownership of Mr. Kirr and Mr.
Summerville of the 440,000 shares beneficially owned by KM&Co. derives from their control of KM&Co. The 440,000 shares beneficially owned by each of them are the same
440,000 shares that are beneficially owned by KM&Co.

     (b) The Group has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition of, all of the Common
          Stock of the Issuer beneficially owned by the Group. Because KM&Co. is controlled by Mr.
          Kirr and Mr. Summerville, all three of such Reporting Persons may be deemed, among themselves, to share all voting and dispositive power over the shares beneficially owned by the Group.

     (c)  There have been no transactions in the
          Issuer's Common Stock by the Group during the past 60 days except for the previously reported sale of an aggregate of 100,000 shares by KM&Co. on April 29, 1996, at $4.00 per share in open market transactions, and the following additional open market transactions:

Date      No. Shares Sold          Net Price

5/7/96    10,000                   $4.8300
5/7/96    10,000                    4.8750
5/9/96    45,000                    4.9444
5/9/96    15,000                    4.8958
5/10/96   20,000                    4.9063
          -------
          100,000
          =======

     (d) Mr. Kirr and Mr. Summerville have indirect personal pecuniary interests in dividends and sale proceeds of the Common Stock of the Issuer held in certain of the accounts managed by KM&Co., but such pecuniary interests do not relate to more than 5% of the outstanding
          Common Stock of the Issuer (other than Non-voting Common Stock). The remaining pecuniary interest in dividends and sale proceeds is owned by the various client accounts managed by KM&Co., none of which individually has an interest relating to more than 5% of the Common Stock (other than the Non-voting Common
          Stock).

                       SIGNATURE
     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of May
14, 1996.

                        KIRR, MARBACH & COMPANY, LLC


                        By /s/ David M. Kirr
                        David M. Kirr, President


                        /s/ David M. Kirr
                        David M. Kirr


                        /s/ Gregg T. Summerville*
                        Gregg T. Summerville


     *By David M. Kirr, Attorney-in-fact pursuant to
          Power of Attorney filed as Exhibit B to
          Original   Statement, Incorporated Herein By
          Reference